Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

January 17, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Brightcove Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on December 22, 2011
File No. 333-176444

Dear Ms. Jacobs:

This letter is submitted on behalf of Brightcove Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on December 22, 2011 (the “Registration Statement”), as set forth in your letter dated January 10, 2012 addressed to Jeremy Allaire, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which includes changes that reflect responses to the Staff’s comments and various other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 4 (marked to show changes from the Registration Statement).

Ms. Jacobs

United States Securities and Exchange Commission

January 17, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Consolidated Statements of Operations

Revenue, page 36

1.	In response to prior comment 2, we note that you now intend to disclose total backlog as of December 31, 2011 “that is expected to convert to revenue over the next twelve months.” As you are aware, Item 101(c)(1)(viii) calls for disclosure of the “dollar amount of backlog orders believed to be firm, as of a recent date and as of comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year….,” if material to an understanding of the company’s business. In this regard, please address the following:

•

It is unclear whether the metric you are disclosing (i.e., backlog expected to convert to revenue over the next twelve months) comprises only firm orders. In this regard, we note your disclosure that revenue “expected to be recognized in a future period is comprised of a portion of the beginning backlog and expected, new customer contracts and renewals” (underline added). As such, it appears that this metric includes not only firm orders, but also expected (but not yet firm) new contracts and renewals. Please explain how you believe your disclosure is responsive to the disclosure requirement in this regard.

•

Further, tell us why you have not disclosed backlog orders as of a comparable date in fiscal year 2010. We again note that confidential treatment is generally not appropriate for disclosure required by Regulation S-K, regardless of the competitive harm posed.

•

Please provide further support for your belief that disclosing only the amount of backlog that you expect to recognize as revenue in fiscal 2012 satisfies the disclosure requirement set forth in Item 101(c)(1)(viii), given that the Item specifically contemplates disclosure of the amount of backlog not expected to be filled in the current fiscal year.

•

In addition, so that we may better understand the company’s position, please tell us supplementally the amount of your total backlog as of December 31, 2011, that is not expected to convert to revenue in fiscal 2012. In this regard, we note that more than 90% of your revenues for fiscal year 2010 as well as for the subsequent nine-month period were derived from subscriptions, and your disclosure on page 36 indicates that your subscriptions are typically either one-year contracts or month-to month. As such, the significance of your long-term backlog is unclear to us.

Ms. Jacobs

United States Securities and Exchange Commission

January 17, 2012

RESPONSE: In response to the Staff’s comments in the above first three bullets, the Company has revised its disclosure on page 37. In response to the Staff’s comment in the above fourth bullet, the amount of the Company’s total backlog as of December 31, 2011, that is not expected to convert to revenue in fiscal 2012 will be the total backlog as of December 31, 2011 minus the amounts expected to be recognized as revenue during the fiscal year ended December 31, 2012.

Management

Compensation Committee Interlocks and Insider Participation, page 91

2.	It appears you should also expand the disclosure under this caption to provide the disclosure called for by Item 404 of Regulation S-K with respect to the company’s related-party transactions with the Accel Partner affiliates of Mr. Orfao. See Item 407(e)(4) of Regulation S-K. Please note that cross-referencing to another section of the document is not contemplated by Item 407(e)(4) and impacts the transparency of this disclosure. We would not, however, object to a cross-reference in the related party disclosure to the present section.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 91.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

cc:	Jeremy Allaire, Brightcove Inc.
Andrew Feinberg, Esq., Brightcove Inc.
Christopher Menard, Brightcove Inc.
Christopher Keenan, Esq., Brightcove Inc.
William J. Schnoor, Esq., Goodwin Procter LLP

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